Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated December 22, 2014, with respect to the combined statements of assets acquired and liabilities assumed as of December 31, 2013 and 2012, the related combined statements of net revenues less direct expenses for each of the three years in the period ended December 31, 2013, and the related notes to the combined abbreviated financial statements of KO Energy, a business of The Coca-Cola Company, included in the Registration Statement Form S-4 of New Laser Corporation.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 3, 2015